FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2013

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-190509 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 24 October 2013	By	/ s / Jessica Petrie
(Authorised Signatory)

SANTANDER UK PLC

Quarterly Management Statement for the nine months ended 30 September 2013

24 October 2013

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2013. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2012. Balance sheet references are compared to the position at 31 December 2012, unless otherwise stated.

Contacts

James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

36% increase in profit after tax on prior quarter

900,000 new 1|2|3 World customers and corporate lending up 10% year to date

“This was a good quarter for our business as we continued to deliver on our commitments and made progress towards our 2015 targets. The quarter saw strong business flows, net interest income grew 9% and profit after tax increased 36%, whilst we continued to improve our strong capital position. Ongoing investment in our operational capabilities has delivered a continued improvement in our customer experience.

Helping people and businesses prosper, through simple, personal and fair banking, is at the heart of our strategy. We now have 2.2 million 1|2|3 World customers, with 900,000 joining this year. We have lent £12.9bn to UK homebuyers so far in 2013 and recently launched our ‘Freedom’ mortgage range, providing customers with greater flexibility and value. We expect our mortgage market share to stabilise in the year ahead.

We continue to diversify by growing our corporate banking businesses with our aspiration of becoming ‘Bank of Choice’ for UK companies and will build further on our expanded product capability. We have seen corporate lending increase 10% since end 2012.

Going forward, our growth will continue to be driven by stronger customer relationships and the development of our corporate business. Even though we expect market dynamics and the pace of margin expansion to be impacted by Government programmes, and remain cautious given an uncertain regulatory and global environment, we are encouraged by early signs of UK economic recovery.”

Ana Botín, Chief Executive Officer

Financial highlights [1]	Nine months ended
	30.09.13	30.09.12
	£m	£m
Net interest income	2,151	2,105
Non-interest income	807	1,656
- of which significant items [2]	—	705
Operating expenses	(1,650)	(1,606)
Total operating provisions and charges	(417)	(1,115)
- of which significant items [2]	—	(619)
Profit before tax from continuing operations	891	1,040
Profit after tax from continuing operations	717	785
- of which significant items [2]	—	65
Banking net interest margin (‘Banking NIM’)	1.50%	1.39%

Balance sheet highlights [1]	30.09.13	31.12.12
	£bn	£bn
Customer loans	188.7	194.7
- of which mortgages	149.9	156.6
- of which Corporate Banking	21.5	19.6
Customer deposits	148.5	148.6
Eligible liquid assets (BIPRU 12.7)	33.1	36.9
Liquid assets coverage of wholesale funding of less than one year	134%	152%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions. Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.
2.	A number of significant items impacted the 2012 financial results. See Appendix 2 for details.

Delivering on our commitments 1

We continue to execute our strategic transformation and are making progress towards our 2015 targets.

1. Loyal and satisfied customers	2015 target	30.09.13	31.12.12
Loyal customers	4 million	2.6 million	2.2 million
Number of 1|2|3 World customers	4 million	2.2 million	1.3 million
Customer satisfaction – FRS	Top 3	57%	55%

•	Our loyal customer base continues to grow strongly. Following the success of the 1|2|3 Current Account, total deposits from primary banking customers increased further in the last nine months and our overall funding cost has reduced.

•	900,000 customers joined the 1|2|3 World in the last nine months, including 183,000 customers who moved their current account to Santander UK from other providers.

•	Santander UK made a significant improvement in customer satisfaction since December 2011, as measured by the FRS (Financial Reporting Survey). Other independent consumer research also shows an improvement, particularly with 1|2|3 World. [1]

1.	See Appendix 2 for notes and definitions, including our base economic assumptions which underpin future targets.

2. ‘Bank of Choice’ for UK companies	2015 target	30.09.13	31.12.12
SME market share	8.0%	5.7%	5.3%
Business mix (Corporate Banking loans percentage)	20%	11%	10%

•	Corporate Banking customer loans grew 11% in the last year, increasing their share of total customer loans to 11%. SME lending grew 11% and lending to larger corporates was up 12%.

•	We started the roll-out of our new, more advanced, online Corporate Banking facility in Q3’13 to offer additional functionality for our customers and to further develop our service offering.

3. Consistent profitability and strong balance sheet	2015 target	30.09.13	31.12.12
Return on tangible book value (‘RoTBV’)	13% - 15%	9.0%	9.1%
Cost-to-income ratio [2]	< 50%	56%	53%
CET 1 Capital ratio	> 10.5%	11.6%	11.1%
Loan-to-deposit ratio	< 130%	126%	129%
NPL ratio	Ratio maintained	2.11%	2.16%

2.	Income for 2012 included a gain from the capital management exercise. The cost-to-income ratio for the year ended 31 December 2012, of 53%, excludes this gain. Including this gain the cost-to-income ratio was 45%. See Appendix 2 for details.

•	RoTBV increased to 9.0% from 8.3% in H1’13, with Q3’13 net interest income the highest for the last six quarters. Looking forward, RoTBV is expected to increase as income growth continues and with the loan loss rate remaining modest.

•	Our focus on cost discipline remains, as we manage business as usual expenses to maintain the capacity to invest further in the business.

•	Our capital position strengthened further, with a CRD IV end point Common Equity Tier 1 (‘CET 1’) Capital ratio of 11.6%. Eligible liquid assets declined to £33.1bn, 134% of wholesale funding of less than one year, as we actively manage our requirements.

•	The non-performing loans ratio declined, with more recent retail and corporate loan vintages performing well.

Summary income statement [1]	Nine months ended		Change %
	Sep’13	Sep’12
	£m	£m
Net interest income	2,151	2,105	2
Non-interest income [2]	807	1,656	(51)
- of which significant items	—	705	n.m.

Total operating income	2,958	3,761	(21)

Administrative expenses	(1,470)	(1,428)	3
Depreciation, amortisation and impairment	(180)	(178)	1

Total operating expenses excl. provisions and charges	(1,650)	(1,606)	3

Impairment losses on loans and advances [2]	(360)	(828)	(57)
- of which significant items	—	(335)	n.m.
Provisions for other liabilities and charges [2]	(57)	(287)	(80)
- of which significant items	—	(284)	n.m.

Total operating provisions and charges	(417)	(1,115)	(63)

Profit before tax from continuing operations	891	1,040	(14)

Taxation charge on continuing operations	(174)	(255)	(32)

Profit after tax from continuing operations	717	785	(9)
- of which significant items	—	65	n.m.
Discontinued operations	(12)	42	n.m.

Profit after tax for the period	705	827	(15)

Quarterly income statement	Q3’13	Q2’13	Q1’13	Q4’12	Q3’12
	£m	£m	£m	£m	£m
Net interest income	760	699	692	629	640
Non-interest income [2]	237	291	279	293	1,002

Total operating income	997	990	971	922	1,642

Administrative expenses	(478)	(499)	(493)	(445)	(469)
Depreciation, amortisation and impairment	(59)	(61)	(60)	(63)	(60)

Total operating expenses excl. provisions and charges	(537)	(560)	(553)	(508)	(529)

Impairment losses on loans and advances [2]	(125)	(105)	(130)	(160)	(478)
Provisions for other liabilities and charges [2]	7	(58)	(6)	(147)	(285)

Total operating provisions and charges	(118)	(163)	(136)	(307)	(763)

Profit before tax from continuing operations	342	267	282	107	350

Taxation charge on continuing operations	(65)	(52)	(57)	(15)	(89)

Profit after tax from continuing operations	277	215	225	92	261

Discontinued operations	—	(12)	—	20	16

Profit after tax for the period	277	203	225	112	277

Banking NIM	1.59%	1.46%	1.45%	1.27%	1.27%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions. Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.
2.	A number of significant items impacted the financial results in 2012. See Appendix 2 for details.

Income statement

Profit after tax from continuing operations of £717m in 9M’13 was 9% lower than in 9M’12. In 2012, a number of significant items impacted non-interest income, impairment losses on loans and advances, and provisions for other liabilities and charges 1. Without the impact of these significant items in 2012, profit after tax from continuing operations was broadly stable at £717m compared with £720m in 9M’12.

Income statement analysis (9M’13 compared to 9M’12)

Operating income

•	Net interest income was 2% higher, largely due to an improved mortgage stock interest margin and increased lending in Corporate Banking. In part, this was offset by the continued impact of the low interest rate environment. The pressure from increased customer deposit funding costs, evident earlier in 2013, has noticeably eased in Q3’13. Overall the customer interest margin has improved from the level of 2012.

•	Non-interest income was lower, largely due to the gain of £705m on the capital management exercise in Q3’12 [1].

Operating expenses

•	Costs remained tightly controlled with our focus on business as usual expenses. Administrative expenses increased 3%, principally due to higher operational, technology and regulatory compliance and control costs.

•	Depreciation, amortisation and impairment was 1% higher. Investment programmes continued to support the business transformation and underpin future efficiency improvements. Investments in the business included initiatives focused on improving the customer experience, the branch network, our affluent proposition ‘Select’, our Corporate Banking platform and the expansion of the network of regional Corporate Business Centres.

Operating provisions and charges

•	Impairment losses on loans and advances were lower, largely as a result of a £335m credit provision included for the non-core corporate and legacy portfolios in Q3’12 [1]. Credit quality in the Retail Banking and Corporate Banking loan books continued to be resilient whilst provisions on the non-core corporate and legacy portfolios were lower than in 9M’12.

•	Provisions for other liabilities and charges were lower, largely due to a £232m conduct remediation provision and a £52m provision for termination costs in Q3’12 [1].

Taxation charge

•	The taxation charge was 32% lower, largely attributable to lower profits from continuing operations as well as the impact of the continued reduction in the main corporation tax rate.

Income statement analysis (Q3’13 compared to Q2’13)

Excluding the impact of the significant items, variances between Q3’13 and Q3’12 largely followed the trends outlined above, with the notable exceptions below.

•	Net interest income increased 9% in Q3’13, with annualised Banking NIM up 13 bps to 1.59% in the quarter. This increase resulted from improving asset stock margins and lower customer deposit and wholesale funding costs. In particular the cost of retail savings deposits fell following the maturity of higher cost eSaver products in Q2’13 and Q3’13.

•	Non-interest income decreased, largely due to the £44m debit valuation adjustment in Q2’13 [1].

1.	See Appendix 2 for details.

2013 Outlook

•	Operating income is expected to be broadly stable for the rest of 2013. A modest rise in Banking NIM in Q4’13 is possible, as the customer interest margin continues to strengthen. In particular, a reduction in the overall cost of retail savings deposits is expected, following the maturity of a number of higher cost products in Q3’13 and Q4’13.

•	The final quarter of 2013 will include certain regulatory costs relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy (total cost in Q4’12: £98m).

•	Continued action to improve the quality of our customer deposits is likely to lead to a further outflow of retail savings deposits in Q4’13.

•	Liquidity balances were managed down in Q2’13 and Q3’13, a trend which is expected to continue in Q4’13. As a result of this, liquid assets coverage of wholesale funding of less than one year may decrease over the rest of the year.

Summary balance sheet 1

	30.09.13	31.12.12
Assets	£bn	£bn
Retail Banking	157.3	164.1
Corporate Banking	21.5	19.6

UK Banking	178.8	183.7
Corporate Centre	9.9	11.0

Customer loans	188.7	194.7
Other assets	105.9	98.3

Total assets	294.6	293.0

Liabilities
Retail Banking	123.7	127.2
Corporate Banking	14.1	12.8

UK Banking	137.8	140.0
Corporate Centre	10.7	8.6

Customer deposits	148.5	148.6
Medium term funding (‘MTF’)	59.2	66.5
Other liabilities and equity	86.9	77.9

Total liabilities and equity	294.6	293.0

Ratios
Loan-to-deposit ratio	126%	129%
Customer deposits and MTF to customer loans	112%	113%

Summary capital, liquidity and funding

	30.09.13	31.12.12
	£bn	£bn
Capital
Core Tier 1 Capital	9.7	9.3
Total Capital	13.7	14.0
Risk Weighted Assets (‘RWA’)	76.4	76.5
Core Tier 1 Capital ratio	12.6%	12.2%
Total Capital ratio	17.9%	18.2%
CET 1 Capital ratio [2]	11.6%	11.1%
PRA leverage ratio [3]	3.3%	3.3%
Liquidity
Eligible liquid assets	33.1	36.9
Total liquid assets	79.6	76.0
Funding
Total wholesale funding	69.8	76.9
- of which wholesale funding of less than 1 year	24.7	24.3
Liquid assets coverage of wholesale funding of less than one year	134%	152%

1.	See Appendix 1 for statutory income statement and balance sheet. See Appendix 2 for notes and definitions.
2.	CRD IV end point Common Equity Tier 1 Capital ratio.
3.	See Appendix 2.

Balance sheet analysis

Customer balances

•	Customer loans decreased £6.0bn, reflecting a managed reduction in selected higher risk segments of the mortgage portfolio partially offset by increased Corporate Banking loans. Interest-only mortgage loan balances decreased by £4bn.

•	Customer deposits decreased £0.1bn. In Retail Banking there was an acceleration in the reduction of retail savings balances as we focused on retaining and originating accounts held by more loyal customers; in total balances reduced by £3.5bn. Corporate Centre customer deposits rose in the first nine months, as a consequence of market activity.

•	The loan-to-deposit ratio of 126% was 3 p.p. lower than at 31 December 2012.

•	Other assets consist largely of liquid assets and trading assets including derivatives. The increase in these assets was due to higher repo activity.

Capital

•	Our Core Tier 1 Capital ratio improved to 12.6%, through organic profit generation.

•	The CET 1 Capital ratio was 11.6% (Dec’12: 11.1%) and the PRA leverage ratio was 3.3%.

•	RWAs were broadly flat, with the growth of higher risk weighted corporate lending largely offset by the reduction in mortgage loans.

•	In Q3’13 we undertook a capital management exercise, buying back approximately £500m of Tier 1 and Tier 2 capital instruments. This generated a small profit and reduced the Total Capital ratio by c. 60bps.

Funding and liquidity

•	Eligible liquid assets decreased £3.8bn to £33.1bn. Balances have been managed down in response to regulatory guidance, initially received in H2’12, as well as greater stability in the capital markets and as a consequence of the actions taken to strengthen the balance sheet over the last three years.

•	Wholesale funding of less than one year was broadly stable at £24.7bn.

•	Eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 134%.

•	MTF issuance of £4bn (Sterling equivalent) in 9M’12 was well received and at significantly lower spreads than for similar issues in 2012.

Credit quality 1

Mortgages	30.09.13	31.12.12
Mortgage NPLs	£2,841m	£2,719m
Mortgage loans and advances to customers	£149.9bn	£156.6bn
Mortgage impairment loan loss allowances	£589m	£552m
Mortgage NPL ratio	1.89%	1.74%
Mortgage NPL coverage	21%	20%

1.	See Appendix 2 for notes and definitions.

•	Mortgage NPLs of £2,841m included £497m (2012: £356m) arising from regulatory-driven policy and reporting changes implemented in early 2012.

•	The NPL ratio increased to 1.89% largely due to these changes, as well as the impact of lower mortgage balances. The impact of these effects was more limited in Q3’13, rising modestly from 1.87% at 30 June 2013.

•	The impact of regulatory-driven policy and reporting changes is likely to reduce going forward, with the NPL ratio expected to stabilise in 2014.

Segmental credit quality analysis	30.09.13	31.12.12
	%	%
Retail Banking NPL ratio	1.90	1.76
Retail Banking NPL coverage	32	32
Corporate Banking NPL ratio	3.40	4.26
Corporate Banking NPL coverage	55	49
Corporate Centre NPL ratio	2.58	4.49
Corporate Centre NPL coverage [2]	112	99
Santander UK NPL ratio	2.11	2.16
Santander UK NPL coverage	41	43

2.	Impairment loan loss allowance as a percentage of non-performing loans. The impairment loan loss allowance includes provisions against both non-performing loans and other loans where a provision is required. As a result, the ratio can exceed 100%.

•	The Retail Banking NPL ratio increased due to the regulatory-driven policy and reporting changes related to mortgage lending as outlined above. Credit quality on other Retail Banking lending was good, with a particular improvement evident in unsecured personal lending.

•	The Corporate Banking NPL ratio reduced to 3.40% as the credit quality in newer loan vintages remained strong. We continue to adhere to our prudent lending criteria and will maintain this as we further deliver on our business plan and expand Corporate Banking lending.

•	The Corporate Centre NPL ratio fell to 2.58%, reflecting the ongoing sale and run-off of the non-core corporate and legacy assets. Social housing made up more than 70% of customer loans in the Corporate Centre, and this portfolio is fully performing.

Retail Banking

Summary income statement	9M’13 £m	9M’12 £m	Change %
Net interest income	2,175	2,050	6
Non-interest income	499	498	—

Operating income	2,674	2,548	5
Operating expenses	(1,300)	(1,261)	3
Operating provisions and charges	(289)	(303)	(5)

Profit before tax	1,084	984	10

Income statement analysis

•	Net interest income increased 6%, largely due to improved mortgage margins as a greater proportion of customers remained on Standard Variable Rate (‘SVR’). Against Q2’13 net interest income grew, largely reflecting reduced retail funding costs and better stock margins.

•	Non-interest income was stable. Lower investment fee income was a result of reduced business volumes as we operated under new regulatory rules, offset by a change to the pricing structure for current accounts.

•	Operating expenses increased less than income, despite ongoing investment in business growth, partially offset by the consolidation of multi-branch locations.

•	Operating provisions and charges fell 5%, with an annualised loan loss rate of 0.23% for 9M’13. The reduction was due to the high quality of the book, the continued low interest rate environment and no deterioration in unemployment.

Balances	30.09.13 £bn	31.12.12 £bn
Customer loans	157.3	164.1
- of which mortgages	149.9	156.6
RWAs	36.8	37.6
Customer deposits	123.7	127.2
- of which current accounts	24.6	15.9

•	Customer loans decreased further in the first nine months, following management actions to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages initiated in early 2012. Interest-only mortgage loan balances decreased by £4bn.

•	RWAs decreased 2% from 31 December 2012, reflecting the decline in mortgage balances.

•	Customer deposits decreased by 3% in the first nine months of 2013. There was an acceleration in the reduction of retail savings balances as we focused on retaining and originating accounts held by more loyal customers. The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of the 71% increase in current account deposits from a year ago.

Business volumes	9M’13	9M’12
Mortgage gross lending	£12.9bn	£11.2bn
Customer deposit flows	£(3.5)bn	£6.1bn
Number of 1|2|3 World customers	2.2m	1.0m

•	Mortgage gross lending was £1.7bn higher than 9M’12, but with overall balances decreasing due to a managed reduction in selected higher risk segments of the mortgage portfolio. Gross lending market share was 10.4% in the period.

•	Customer deposit outflows of £3.5bn reflected our move away from deposits without a broader customer relationship.

•	1|2|3 World has 2.2m customers, an increase of 900,000 since the year end and with a growing transactional primary customer base.

Market shares of stock [1]	30.09.13%	31.12.12%
Mortgages	12.4	13.0
Deposits	8.8	9.4
Bank accounts	9.4	9.3

1.	Market shares by value, except bank accounts which are by volume. See Appendix 2 for definitions and sources.

•	Market share of mortgage stock decreased in the last year, following the introduction of a range of measures to reduce the exposure to higher risk mortgage segments.

•	Market share of deposits stock decreased slightly in the last year, in line with our efforts to focus on maintaining stronger customer relationships. The 1|2|3 Current Account has had a material qualitative impact on the shape of our deposit mix.

•	Market share of bank accounts stock increased slightly in the last year, due to the success of the 1|2|3 Current Account. Our estimate of our primary bank accounts’ market share is 8%.

Business development

•	In September 2013 we launched a major new mortgage campaign to build on our strong heritage in the mortgage market. The Santander UK ‘Freedom’ range provides competitive and value-for-money mortgages that are flexible, easy to understand and suited to customers’ needs and changing circumstances.

•	1|2|3 World continued to grow. There are 1.1 million 1|2|3 Current Account customers; 252,000 1|2|3 Credit Card customers; with a further 861,000 customers holding both. This is driving increased balances, stronger product penetration and higher average credit card spend. Over 183,000 customers moved their current account to Santander UK from other providers in 9M’13, in addition to 240,000 who moved in 2012.

•	An ongoing programme to transform the branch network continued with optimisation of the geographic footprint of the network, spend on refurbishment and further investment in channels and self-service terminals to increase productivity.

•	We continue to work on customer segmentation, underpinning the roll-out of our affluent proposition ‘Select’, and our ability to offer more targeted financial services to our customers.

Corporate Banking

Summary income statement	9M’13	9M’12	Change
	£m	£m	%
Net interest income	304	233	30
Non-interest income	206	288	(28)

Operating income	510	521	(2)
Operating expenses	(236)	(200)	18
Operating provisions and charges	(81)	(82)	(1)

Profit before tax	193	239	(19)

Income statement analysis

•	Net interest income increased 30%, as a result of increased lending volumes combined with attractive new business margins.

•	Non-interest income fell 28%, principally due to lower ancillary fees related to larger corporates. This was a result of lower demand for interest rate and foreign exchange risk management products.

•	Operating expenses increased 18%, reflecting the continued investment in the business. We added to our network of 37 regional Corporate Business Centres, whilst further developing our capacity to support our SME customers as we expand into new financial centres across the UK.

•	Operating provisions and charges decreased 1%, with an annualised loan loss rate of 0.53% Business written in the last five years continued to perform well, with the increase in provisions largely relating to pre-2009 lending.

Balances	30.09.13	31.12.12
	£bn	£bn
Customer loans	21.5	19.6
- of which SMEs	11.2	10.6
RWAs	25.9	24.1
Customer deposits	14.1	12.8

•	Customer loans increased 10% in 9M’13 and 11% over the last year, with a strong performance in our regional Corporate Business Centres and a broader product offering.

•	We continued to build our SME franchise, with loans up 11% in the last year and 6% [1] higher than at 31 December 2012. Lending to larger corporate customers increased 12% in the last year. We maintain a tight focus on risk in managing the growth of corporate lending.

•	RWAs increased in the first nine months of 2013 reflecting higher customer loans.

•	Customer deposits increased 10% in 9M’13, as we continued to develop strong relationships with our customers.

1.	Following a periodic review in Q1’13, a number of customers were transferred from SME lending to larger corporate lending as the annual turnover of their businesses had increased. Prior periods have not been restated. Excluding this reclassification, SME lending growth would have been 8% versus 31 December 2012.

Business development

•	We further developed our capacity to service SMEs, with more customer-facing staff in our growing network of regional Corporate Business Centres and branches.

•	We started the roll-out of our new, more advanced, online banking facility in Q3’13 to offer additional functionality to our SME customers and further develop our service offering. Once complete, the new facility will enable new revenue streams to be developed and cost savings as legacy systems are de-commissioned.

•	Our Breakthrough programme continued to gather momentum with new growth capital deals completed. The programme aims to support the wider needs of SMEs and has leveraged the global reach and expertise of the Santander group with a range of trade missions, live events and master classes.

•	We continue to develop our range of ancillary business services to larger corporate customers with a turnover of more than £500m. Our link with the wider Banco Santander Group allows us to provide these new and existing customers with access to international expertise and foreign exchange services. We expect to grow this segment further in Q4’13 and 2014.

Markets

Summary income statement	9M’13	9M’12	Change
	£m	£m	%
Net interest income	1	(1)	n.m.
Non-interest income	85	160	(47)

Operating income	86	159	(46)
Operating expenses	(73)	(78)	(6)
Operating provisions and charges	—	—	n.m.

(Loss) / profit before tax	13	81	(84)

Income statement analysis

•	Operating income decreased to £86m, compared to a particularly strong 9M’12. This reflected a return to normalised levels of market making activity with reduced corporate and institutional sales in a relatively stable, low interest rate environment.

•	Operating expenses were £73m, £5m lower than 9M’12. Tight cost control measures allowed investment in developing interest rate and foreign exchange product capabilities.

Balances	30.09.13	31.12.12
	£bn	£bn
Total assets	27.0	28.2
RWAs	5.3	4.9

•	Total assets decreased by 4% to £27.0bn, primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.

•	RWAs were slightly higher in the first nine months of 2013.

Business development

•	Markets continued to develop interest rate and foreign exchange product capabilities as well as capital markets distribution for institutional clients.

Corporate Centre

Summary income statement	9M’13	9M’12	Change
	£m	£m	%
Net interest expense	(329)	(177)	86
Non-interest income [1]	17	710	(98)

Operating income	(312)	533	n.m.
Operating expenses	(41)	(67)	(39)
Operating provisions and charges [1]	(47)	(730)	(94)

Loss before tax	(400)	(264)	52

1.	A number of significant items impacted non-interest income, impairment losses on loans and advances and provisions for other liabilities and charges in 2012. See Appendix 2 for details.

Income statement analysis

•	Net interest expense was higher, a consequence of the continued low interest rate environment.

•	Non-interest income was lower, largely due to a gain of £705m on a capital management exercise in Q3’12 partially offset by the £44m debit valuation adjustment in Q2’13.

•	Operating provisions and charges were lower, largely as a result of a £335m credit provision for the non-core corporate and legacy portfolios, a £232m conduct remediation provision; and a £52m provision for termination costs in Q3’12. The reduction also reflected lower provisions for the non-core legacy portfolios, partially offset by an increase in restructuring provisions.

Balances and ratios	30.09.13	31.12.12
	£bn	£bn
Customer loans	9.9	11.0
RWAs	8.4	9.9
Customer deposits	10.7	8.6

•	Customer loans decreased 10% since 31 December 2012.

•	RWAs fell 15% in 9M’13 and were 29% lower than a year ago. This reflected the reduction in customer assets and the continued run down of the treasury asset portfolio.

•	Customer deposits increased 24% in the first nine months of 2013 reflecting market activity, with balances acquired at attractive margins.

Non-core corporate and legacy portfolios	30.09.13	31.12.12
	£bn	£bn
Social housing	7.3	7.5
Commercial mortgages	1.2	1.4
Shipping	0.5	0.7
Aviation	0.4	0.6
Other	0.5	0.8

Customer loans	9.9	11.0

•	Disposal of assets continued across the portfolios within provisioned levels, resulted in no impact on the income statement in 9M’13. The social housing loan portfolio was stable, reflecting its long term, low risk nature.

Appendix 1 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2012 and the Half Yearly Financial Report for the six months ended 30 June 2013.

Summary Consolidated Income Statement and Selected Ratios

	Nine months ended
	30.09.13	31.12.12
	£m	£m
Net interest income	2,151	2,105
Non-interest income	807	1,656

Total operating income	2,958	3,761

Administrative expenses	(1,470)	(1,428)
Depreciation, amortisation and impairment	(180)	(178)

Total operating expenses excl. provisions and charges	(1,650)	(1,606)

Impairment losses on loans and advances	(360)	(828)
Provisions for other liabilities and charges	(57)	(287)

Total operating provisions and charges	(417)	(1,115)

Profit before tax from continuing operations	891	1,040

Taxation charge on continuing operations	(174)	(255)

Profit from continuing operations	717	785

Discontinued operations [1]	(12)	42

Profit for the period	705	827

1.	Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details.

Summary consolidated balance sheet 1

	30.09.13	31.12.12
	£m	£m
Assets
Cash and balances at central banks	32,468	29,282
Trading assets	33,281	22,498
Derivative financial instruments assets	25,976	30,146
Financial assets designated at fair value	2,762	3,811
Loans and advances to banks	2,389	2,438
Loans and advances to customers	185,912	190,782
Available for sale securities	4,504	5,483
Loans and receivables securities	1,162	1,259
Macro hedge of interest rate risk - asset	789	1,222
Intangible assets	2,327	2,325
Property, plant and equipment	1,456	1,541
Current tax assets	42	50
Deferred tax assets	48	60
Retirement benefit obligations - assets	209	254
Other assets	1,229	1,893

Total assets	294,554	293,044

Liabilities
Deposits by banks	9,140	9,935
Deposits by customers	149,050	149,037
Derivative financial instruments liabilities	24,993	28,861
Trading liabilities	34,998	21,109
Financial liabilities designated at fair value	5,415	4,002
Debt securities in issue	51,982	59,621
Subordinated liabilities	3,409	3,781
Other liabilities	1,697	2,526
Provisions	579	914
Current tax liabilities	3	4
Retirement benefit obligations - liability	451	305

Total liabilities	281,717	280,095

Equity
Shareholders’ equity	12,837	12,949

Total equity	12,837	12,949

Total liabilities and equity	294,554	293,044

1.	Prior period results have been amended to reflect discontinued operations. See Appendix 2 for details. Other assets include discontinued operations of £132m at 30 September 2013 (31 December 2012: £1,125m).

Appendix 2 – supplementary information: notes

•	Discontinued operations

Prior period results have been amended to reflect the sale of the co-brand credit cards business. The sale of c. £1bn of customer loans to SAV Credit Limited was completed in May 2013.

•	Significant items which impacted the financial results in 2012

Non-interest income included the impact of a capital management exercise which resulted in a £705m gain in the third quarter.

Impairment losses on loans and advances included a £335m credit provision for the non-core corporate and legacy portfolios made in the third quarter.

Provisions for other liabilities and charges included a net provision for conduct remediation of £232m, and a £55m (Q3’12: £52m) provision for costs arising from the termination of the acquisition of the RBS businesses, both made in the third quarter of 2012.

•	CRD IV end point Common Equity Tier 1 Capital

Santander UK estimates that, based on its consolidated capital position at 30 September 2013 and the CRD IV rules (which will implement Basel III in the European Union), its Common Equity Tier 1 Capital ratio, calculated on the basis of the CRD IV rules due to apply at the end of the transitional period, would have been 11.6%. This is approximately 1 percentage point less than the Core Tier 1 Capital ratio calculated as at that date.

The results are based on our interpretation of the CRD IV rules as at 30 September 2013. Securitisation positions have been reflected as 1,250% risk weighted assets, whilst adjustments have been made to Core Tier 1 capital in accordance with the basis presented in the Group’s regulatory filings to reflect the CRD IV Common Equity Tier 1 rules. This includes adjustments for expected loss, deferred tax, securitisation, and defined benefit pension schemes. In addition, adjustments have been made to risk weighted assets in accordance with the basis presented in the Group’s regulatory filings to reflect CRD IV rules for counterparty risk.

The actual impact of the implementation of CRD IV could vary as a consequence of rules defined in European Banking Authority technical standards, many of which have not yet been finalised, and other guidance from regulatory authorities, including the PRA. The PRA is currently consulting on its proposals to reflect and implement the new CRD IV rules.

•	Customer satisfaction

The Financial Reporting Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 3 months ending 30 September 2013 and 3 months ending 31 December 2012. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB and NatWest.

•	Independent customer research

In August 2013, MoneySavingExpert.com published the results of their twice yearly poll of bank customers. The ranking for Santander UK increased to fifth place overall while the Santander 1|2|3 Current Account was ranked third with 75% of 1|2|3 customers rating it ‘great’.

•	Delivering on our commitments: KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 30.09.13 and 31.12.12; most are based on spot balances. The cost-to-income ratio and RoTBV are calculated for the nine months to 30 September 2013 and the 12 months to 31 December 2012. Profit used in the RoTBV calculation is annualised. Customer satisfaction is calculated for the three months to 30 September 2013 and the three months to 31 December 2012 and presented as 30.09.13 and 31.12.12 respectively.

In Q3’13 the Basel 3 Common Equity Tier 1 ratio (fully loaded) was renamed ‘CET 1 Capital ratio’ and an ‘NPL ratio’ was added to the list of KPIs.

Customer satisfaction target is to become a top three bank by 2015, as measured by FRS. Average satisfaction for top 3 competitors at 30 September 2013 was 61%, (31 December 2012: 60%).

We target a RoTBV of 13% - 15% by 2015, assuming short term and long term interest rates increase by at least 150 bps over the period.

The key base case economic assumptions underlying our 2015 targets were:

	2013	2014	2015
GDP annual growth	1.3%	2.2%	2.4%
ILO unemployment rate	8.2%	7.7%	7.1%
CPI inflation	2.5%	1.9%	2.0%
House prices annual growth	0.0%	2.0%	4.0%

Source: Santander UK forecast, January 2013.

•	FSCS and Bank Levy

Provisions for other liabilities and charges in Q4’12 included certain regulatory costs of £98m relating to the FSCS and the Bank Levy. In accordance with IFRS, these costs are only recognised in the final quarter of each year.

•	Debit valuation adjustments on derivatives

Santander UK considers its own creditworthiness when determining the fair value of financial instruments, including OTC derivative instruments, if it believes market participants would take that into account when transacting the instrument. With effect from 1 January 2013, the approach to measuring the impact of Santander UK’s credit risk on an instrument is in the same manner as for counterparty credit risk, in accordance with the requirements of IFRS 13.

•	Market shares of stock

The market shares for mortgages and deposits are estimated by Santander UK for each nine month period, with regard to the latest available data published by the Bank of England. Mortgages market share includes social housing loans held within Corporate Banking and Corporate Centre, to align with CML reporting. Market share of bank accounts is estimated by Santander UK for each nine months, with regard to information published by market research provider, CACI. Market share of SME customer loans is estimated by Santander UK for each nine months, with regard to the equivalent of Santander UK market size from the latest available data published by Bank of England.

Historic market shares are adjusted, where necessary, to reflect actual data published for the nine months.

Appendix 2 – supplementary information: definitions

•	‘Banco Santander’ refers to Banco Santander, S.A., the ultimate parent of Santander UK.

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer loans (previously known as commercial assets). In prior publications, net interest income from the Treasury Asset portfolio was excluded from the calculation of Banking NIM, given these assets have been in run down for some years they are now no longer significant.

•	‘Customer deposits and MTF to customer loans’ is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).

•	Eligible liquid assets’ consist of those assets which meet the Prudential Regulation Authority (‘PRA’) requirements for liquid asset portfolio in accordance with BIPRU 12.7.

•	‘Larger corporate’ customers are businesses with an annual turnover of more than £50m.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquid assets divided by wholesale funding of less than one year.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loyal customers’ are primary banking current account customers who hold an additional product. Primary banking current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits set up on the account.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘MTF’ is medium term funding at nominal value and with an original maturity of greater than one year. MTF excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as NPL as a percentage of loans and advances to customers.

•	‘PRA leverage ratio’ is the CRD IV end point Common Equity Tier 1 Capital divided by adjusted exposures as defined by the PRA. This measure excludes FPC adjustments arising from the 2013 Capital Exercise and also excludes changes to the treatment of off balance sheet items currently under consultation by the Basel committee.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Corporate Banking and in Corporate Centre.

•	‘RoTBV’ is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	‘SME’ customers are small and medium sized enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total liquid assets’ consist of: eligible liquid assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, subordinated liabilities and wholesale bank deposits. Total wholesale funding excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘Wholesale funding of less than one year’ has a residual maturity of less than 1 year at the balance sheet date.

Management Statement for Santander UK and Banco Santander

The results of Banco Santander for the nine months ended 30 September 2013 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK plc legal entity but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.342 trillion in managed funds, 102 million customers, 14,680 branches – more than any other international bank – and 186,785 employees at the close of June 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2013, Santander registered EUR 2,255 million in attributable profit, an increase of 29% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 30 September 2013, Santander UK serves more than 15 million active customers with c. 20,000 employees, 1,190 branches (including agencies) and 37 regional Corporate Business Centres.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 310 to 325 of the Santander UK plc Annual Report on Form 20-F for 2012, such factors as updated in the Santander UK plc Half Yearly Financial Report for 2013. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior quarter.